
July 18, 2011

<u>Via E-mail</u>
Herschel S. Weinstein
Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

Re: **Forest Laboratories, Inc.**
Definitive Additional Proxy Soliciting Materials
Filed July 18, 2011
File No. 001-05438

Dear Mr. Weinstein:

We have reviewed the above listed filing and have the following comments. Please revise your filing and future filings as appropriate.

<u>General</u>

1. Avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the following disclosure (emphasis added):

   - "...two of his candidates are <u>hopelessly conflicted</u> by their current service as Icahn-designees on the boards of biotech companies with which we will likely compete for product opportunities."

   - "Instead, he has offered <u>baseless criticism</u> of the Board's handling of the federal investigation into the Company's marketing practices and its resolution."

Further, please confirm that in future communications filed under cover of Schedule 14A you will disclose the factual foundation for or refrain from including similar assertions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions